UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AVG Technologies N.V.
 (Name of Issuer)


Ordinary Shares, ? 0.01 par value
 (Title of Class of Securities)


N07831105
(CUSIP Number)

Gardner Lewis Asset Management, L.P.
Attn: Len Sorgini, Chief Compliance Officer
285 Wilmington West Chester Pike, Chadds Ford, PA 19317
(610)558-2800
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


October 3, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of theAct but shall be subject to all other provisions of the Act (however, see the Notes).




1.??Names of Reporting Persons.
?Gardner Lewis Asset Management, L.P.

2.??Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?

3.??SEC Use Only
4.??Source of Funds
     OO
5.??Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.??Citizenship or Place of Organization
Pennsylvania


???Number of Shares
???Beneficially
???Owned by
???Each Reporting
???Person With:
?
?
7.??Sole Voting Power

0



8.??Shared Voting Power

0



9.??Sole Dispositive Power

0



10.??Shared Dispositive Power

0

11.??Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.??Check if the Aggregate Amount in Row (11) Excludes Certain Shares
?
13.??Percent of Class Represented by Amount in Row (11)
0
14.??Type of Reporting Person
IA



1.??Names of Reporting Persons.
?Gardner Lewis Asset Management, Inc.

2.??Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?

3.??SEC Use Only
4.??Source of Funds
     OO
5.??Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.??Citizenship or Place of Organization
Delaware


???Number of Shares
???Beneficially
???Owned by
???Each Reporting
???Person With:
?
?
7.??Sole Voting Power

0



8.??Shared Voting Power

0



9.??Sole Dispositive Power

0



10.??Shared Dispositive Power

0

11.??Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.??Check if the Aggregate Amount in Row (11) Excludes Certain Shares
?
13.??Percent of Class Represented by Amount in Row (11)
0
14.??Type of Reporting Person
CO




















1.??Names of Reporting Persons.
?Gardner Lewis Merger Arbitrage Fund, L.P.

2.??Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?

3.??SEC Use Only
4.??Source of Funds
    WC
5.??Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.??Citizenship or Place of Organization
Pennsylvania


???Number of Shares
???Beneficially
???Owned by
???Each Reporting
???Person With:
?
?
7.??Sole Voting Power

0



8.??Shared Voting Power

0



9.??Sole Dispositive Power

0



10.??Shared Dispositive Power

0

11.??Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.??Check if the Aggregate Amount in Row (11) Excludes Certain Shares
?
13.??Percent of Class Represented by Amount in Row (11)
0
14.??Type of Reporting Person
PN



1.??Names of Reporting Persons.
?Gardner Lewis Partner, LLC

2.??Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?

3.??SEC Use Only
4.??Source of Funds
     OO
5.??Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.??Citizenship or Place of Organization
Pennsylvania


???Number of Shares
???Beneficially
???Owned by
???Each Reporting
???Person With:
?
?
7.??Sole Voting Power

0



8.??Shared Voting Power

0



9.??Sole Dispositive Power

0



10.??Shared Dispositive Power

0

11.??Aggregate Amount Beneficially Owned by Each Reporting Person
0
12.??Check if the Aggregate Amount in Row (11) Excludes Certain Shares
?
13.??Percent of Class Represented by Amount in Row (11)
0
14.??Type of Reporting Person
OO

ITEM 1. SECURITY AND ISSUER

This Amendment No. 3 (this ?Amendment?) relates to the Statement of Beneficial Ownership on Schedule 13D filed with respect to the ordinary shares, ?0.01 par value (the ?Shares?), of AVG Technologies
N.V. (the ?Issuer) which was originally filed on August 29, 2016, as amended on September 19, 2016 (this ?Schedule 13D?). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.


ITEM 4. PURPOSE OF TRANSACTION

Item?4 of this Schedule 13D is amended and supplemented by the addition of the following:

Pursuant to the Offer to Purchase, dated August 29, 2016, from Avast Software B.V., a private company with limited liability organized under the laws of The Netherlands (the ?Purchaser?), to purchase all of the outstanding ordinary shares, par value ?0.01 per share of AVG Technologies N.V (the ?Tender Offer?), on July 29, 2016, the Reporting Persons tendered all of the shares of Common Stock beneficially owned by them as reported on this Schedule 13D and such shares were excepted by the Purchaser on October 3, 2016.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Schedule 13D is amend and supplemented as follows:

       (a) As a result of the Tender Offer, the Reporting Persons no longer have any beneficial ownership in the Common Stock.

        (c) The disclosure contained in Item?4 of this Amendment No.?3 is incorporated herein by reference.

(d) The Reporting Persons ceased to be beneficial owners of 5% or more of the Issuer's Common Stock on October 3, 2016.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Gardner Lewis Asset Management, L.P.
By: Gardner Lewis Asset Management, Inc., its general partner

Dated:  October 6, 2016			     By: /s/ W. Whitfield Gardner
							       	W. Whitfield Gardner
							       	Chairman and CEO

       Gardner Lewis Asset Management, Inc.

Dated:  October 6, 2016			     By: /s/ W. Whitfield Gardner
							      	W. Whitfield Gardner
							     	 Chairman and CEO

       Gardner Lewis Merger Arbitrage Fund, L.P.
						By: Gardner Lewis Partner, LLC, its general partner

Dated:  October 6, 2016	By: /s/ W. Whitfield Gardner
							      	W. Whitfield Gardner
							     	 Chairman and CEO

       Gardner Lewis Partner, LLC

Dated:  October 6, 2016	By: /s/ W. Whitfield Gardner
							      	W. Whitfield Gardner
							      	Chairman and CEO




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


EXHIBIT A


JOINT FILING AGREEMENT

		In accordance with Rule 13d-1(k)(1) under the Securities exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons in the Schedule 13D referred to below on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares, par value ?0.01 per share, of AVG Technologies N.V. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

    IN WITNESS WHEREOF, the undersigned hereby execute the Agreement this 6th day of October, 2016.


       Gardner Lewis Asset Management, L.P.
By: Gardner Lewis Asset Management, Inc., its general partner

Dated:  October 6, 2016	By: /s/ W. Whitfield Gardner
							       	W. Whitfield Gardner
							       	Chairman and CEO

       Gardner Lewis Asset Management, Inc.

Dated:  October 6, 2016	By: /s/ W. Whitfield Gardner
							     	 W. Whitfield Gardner
							     	 Chairman and CEO

       Gardner Lewis Merger Arbitrage Fund, L.P.
						By: Gardner Lewis Partner, LLC, its general partner

Dated:  October 6, 2016	By: /s/ W. Whitfield Gardner
							      	W. Whitfield Gardner
							      	Chairman and CEO

       Gardner Lewis Partner, LLC

Dated:  October 6, 2016	By: /s/ W. Whitfield Gardner
							      	W. Whitfield Gardner
							     	 Chairman and CEO








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CUSIP No. N07831105